SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

March 2, 2005

JSG FUNDING PLC

(formerly known as MDP Acquisitions plc)
(Translation of registrant’s name into English)

Beech Hill
Clonskeagh
Dublin 4
Ireland
Telephone: +353 (1) 202-7000
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒          Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐          No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

2005 Fourth Quarter and Full Year Results

March 1, 2006: JSG Funding plc, incorporating Smurfit Kappa Group (‘SKG’), today announced results for the 3 months and year ended December 31, 2005.

Smurfit Kappa Group was formed on December 1, 2005 with the merger of the operations of Jefferson Smurfit Group (JSG) and Kappa Packaging (Kappa). SKG is a world leader in corrugated, combining JSG’s previous strong positions particularly in Western and Southern Europe with those of Kappa who were particularly strong in Northern and Eastern Europe. SKG is a European leader in containerboard and also has market leading positions, in both containerboard and corrugated in Latin America. SKG’s operations span over 30 countries, with total capacity of approximately 6 million tonnes of both containerboard and corrugated.  The Group also has strong positions in solid board, sacks and bag in box.

2005 fourth quarter results represent the first reporting period for SKG following the merger of JSG and Kappa. SKG’s 2005 actual fourth quarter results include 3 months of JSG and 1 month of Kappa combined. Similarly, results for the full year to December 31, 2005 include JSG’s results for 12 months and results of Kappa for the month of December only.

As part of the process of accounting for the merger, Kappa’s results for the month of December have been restated to conform to Irish GAAP and these alignments are subject to audit, which may lead to an adjustment. However, no material adjustment is anticipated. In addition, the taxation charge for 2005 has yet to be finalized. The assets and liabilities acquired from Kappa will be fair valued under Irish GAAP and this exercise is ongoing and will result in changes principally to fixed assets, goodwill, pension liabilities and taxation.

For the purposes of comparison of performance year-on-year, however, the financial performance of the operations of the Group, excluding the operations of Kappa Packaging and other disposals (primarily Munksjö) are summarised in the table below. In addition, results for the fourth quarter and full year 2004 have been re-stated to allow ‘like-for-like’ comparisons.

Note: Excludes impact of Kappa, Munksjö and The K Club operations year-on-year.

	4Q ‘05	4Q ‘04	Change	4Q ‘05	3Q ‘05	Change	Full Year 2005	Full Year 2004	Change
	€m	€m	%	€m	€m	%	€m	€m	%
	Re-Stated			Re-Stated			Re-Stated

Net sales - Exc. Disp/Acq.	1,044	1,069	(2)%	1,044	1,045	(0)%	4,213	4,278	(2)%

EBITDA - Exc. Disp/Acq. *	131	143	(9)%	131	113	16%	481	527	(9)%

EBITDA Margin - Exc. Disp/Acq. *	12.6%	13.4%	(6)%	12.6%	10.8%	17%	11.4%	12.3%	(7)%

* Pre-exceptional EBITDA of subsidiaries only.

The reported financial performance of SKG, which includes the operations of Kappa for the month of December 2005, and also includes the impact of the sale of Munksjö and other assets during 2005, are set out below.

Note: Includes impact of Kappa, Munksjö and The K Club operations year-on-year.

	4Q ‘05	4Q ‘04	Change	4Q ‘05	3Q ‘05	Change	Full Year 2005	Full Year 2004	Change
	€m	€m	%	€m	€m	%	€m	€m	%

Net Sales	1,244	1,193	4%	1,244	1,045	19%	4,437	4,805	(8)%

EBITDA *	143	160	(11)%	143	113	27%	493	606	(19)%

EBITDA Margin *	11.5%	13.4%	(14)%	11.5%	10.8%	7%	11.1%	12.6%	(12)%

* Pre-exceptional EBITDA of subsidiaries only

Free cash flow	31	22	(42)%	31	55	(43)%	66	187	(65)%

Net debt at period end (including capital leases)	4,530	2,913	56%	4,530	2,440	86%	4,530	2,913	56%

2005 Review – Operating Environment

2005 was a difficult year for the paper-based packaging industry in Europe. Demand was weak in most of the major economies within the region. A combination of weak demand and excess new capacity led to a progressive reduction of paper prices which was most notable in the third quarter. This, in turn, led to pressure on corrugated prices. These declining product prices, combined with rising input costs, particularly in energy, characterised a tough operating environment and led to an underlying reduction in profitability.

However, during the fourth quarter of 2005, the European economic environment showed some early indications of improvement. Demand showed a positive trend and a containerboard price increase, to recover some of the rising input costs, was announced and partially implemented during the quarter. The impact was greatest in the kraftliner market, with the grade being globally stronger. A number of recycled containerboard capacity closures in Europe were announced within the industry as a result of an increasing uneconomic cost base, which served to improve the outlook for the grade.

SKG benefited from its balanced geographic exposure during 2005 with another good performance from its operations in Latin America, with strong volume growth in Venezuela, Colombia and Argentina.

2005 Fourth Quarter & Full Year Financial Performance - excluding acquisitions and disposals

Excluding the impact of acquisitions and disposals, in 2004 and 2005 results, fourth quarter net sales declined 2% on the fourth quarter of 2004. EBITDA, in the fourth quarter, before exceptional items, on the same basis, declined 9% to €131 million.

For the 2005 full year, excluding the impact of acquisitions and disposals, net sales and EBITDA, before exceptional items, also declined by 2% and 9% respectively. EBITDA, before exceptional items, was approximately €131 million, compared with € 143 million in the fourth quarter of 2004 representing a margin on net sales of 12.6% compared to 13.4% respectively.

This performance reflects generally lower paper prices year-on-year due to weak market conditions in Europe. Net sales were unchanged in the fourth quarter, compared to the third quarter of 2005, however, EBITDA, before exceptional items, of €131 million increased 16%. This performance reflects the impact of rising paper prices, a modest improvement in European demand during the quarter and benefits from the normal annual review and adjustment of accounting provisions.

2005 Fourth Quarter & Full Year Financial Performance - including acquisitions and disposals

Net sales, including the impact of acquisitions and disposals, increased modestly in the fourth quarter but show a decline for the full year, due to lower paper prices year-on-year and the sale of the Munksjö specialty operations during 2005. Fourth quarter net sales of €1,244 million increased 4% on the fourth quarter of 2004 levels, reflecting the consolidation of the Kappa results in December.

EBITDA, before exceptional items, for the fourth quarter of 2005, at €143 million was €17 million lower than in the same period of 2004. This decline reflects weak market conditions in Europe and asset disposals (principally JSG’s sale of Munksjö’s specialty businesses) during 2005.

Full year EBITDA, before exceptional items, of €493 million, declined 19% against €606 million in the same period of 2004 representing a margin on net sales of 11.1% and 12.6% respectively. Again, this performance reflects both the difficult operating environment and corporate activity during 2005, particularly the sale of the Munksjö specialty operations.

Corporate Activity

Smurfit Kappa Merger

On December 1, 2005, Smurfit Kappa Group was formed through the merger of JSG and Kappa. The merger was completed through the issue of shares by JSG and the payment of consideration comprising cash of approximately €238 million and a €89 million subordinated promissory note primarily to Kappa’s former shareholders. The ownership structure of SKG is such that JSG’s former shareholders now own 58.3% of the SKG while Kappa’s former shareholders now own 41.7%.

As part of the merger agreement, the 10.625% Senior Subordinated Notes due 2009 and the 12.5% Senior Subordinated Discount Notes due 2009 issued by Kappa Beheer B.V. were redeemed and both JSG’s and Kappa’s Senior Credit Facilities refinanced.  SKG financed the cash consideration and the refinancing of the JSG and Kappa Senior Credit Facilities and the redemption of the Kappa 10.625% Senior Subordinated Notes due 2009 and the 12.5% Senior Subordinated Discount Notes due 2009, together with related costs and expenses, by way of a new Senior Credit Facility. The new Senior Credit Facility when fully drawn will amount to approximately €2,862 million. This facility is made up of a €485 million amortising A Tranche maturing 2012, a €1,188 million B Tranche maturing 2013 and a €1,189 million C Tranche maturing 2014. In addition, Smurfit Kappa Group has committed facilities of €875 million, including a €600 million Revolving Credit Facility, of which €9 million was drawn at December 31, 2005.

Product Market Overview

Europe

European market conditions remained difficult during 2005. Many of the larger European economies reported relatively low corrugated growth, with a decline in the UK, and less than 1% growth in Italy and Spain. Against that backdrop, substantial new capacity in recycled containerboard was introduced in 2005 without a corresponding reduction in older, more inefficient capacity. Kraftliner and recycled containerboard prices were lower in 2005 than in 2004 reflecting this weak environment. Paper prices declined during the second and (more evidently) in the third quarter of 2005. However, market economic conditions showed signs of improvement in the fourth quarter following the announcement of plans to close capacity by some European producers and a modest improvement in demand.

On a comparable 12 month basis, incorporating only JSG, kraftliner volumes declined 2% on 2004 levels. This decline in volumes, coupled with lower prices and rising input costs, negatively impacted the financial performance of kraftliner operations. Recycled containerboard volumes (excluding mills closed or sold) were unchanged in 2005 on 2004 levels, however, paper prices declined year-on-year. In particular, the French recycled market was weak in 2005 with volumes declining 1% on 2004 levels. SKG has recently announced the closure of a number of French recycled containerboard mills.

Paper price increases, of €50 per tonne on kraftliner and between €30 and €50 per tonne on recycled, were announced in the fourth quarter of 2005 in an attempt to commence the recovery of rising input costs; specifically energy prices. These price increases were partially implemented during the fourth quarter but did not materially impact performance during the quarter due to the phasing of their introduction and the continued rise in input costs. The closure of European containerboard capacity and the improvement in demand in some of the larger European economies started to contribute to a better market environment in the first quarter of 2006. This improvement in demand has enabled producers to implement a further price increase, announced for February/March.

Corrugated volumes in Europe in 2005 were unchanged on 2004 levels. Excluding the UK, where JSG closed a facility in late 2004, volumes increased 1%. This modest increase better reflects general market conditions in Europe in 2005 and the avoidance of price chasing. Product prices declined marginally on 2004 levels reflecting the weakness in paper prices throughout the year. Market conditions varied across Europe in 2005 with reasonable volume growth in countries such as Ireland, Holland, Germany and Norway offset by lower growth in the larger European markets of Spain and Italy and declines in the UK and France. In Eastern Europe, corrugated volumes continued to grow throughout 2005.  These markets are becoming increasingly competitive. The combined Group should benefit going forward from a stronger presence in these markets overall. Paper price increases are now creating the conditions for a justifiable increase in European corrugated prices.

Sack kraft had a difficult fourth quarter and year. Volumes declined 2% on 2004 levels while product prices were up 2% year on year.  In sack converting, volumes declined 3% year-on-year. Difficult market conditions were aggravated by a labour strike in one of our Spanish plants during 2005. This has now been resolved. In graphic board, volumes increased 1% year-on-year and prices were up 2%.

Efficient Capacity Management

Following the merger of JSG’s and Kappa’s kraftliner and recycled containerboard mill systems, SKG has reviewed its production capabilities, cost base and the industry environment to assess the future of its paper needs and capabilities. Excess European capacity, consistent paper price pressure and rising input costs have contributed to SKG’s decision to rationalise some of its higher cost, smaller paper mills. SKG is currently working on the closure of 5 mills in Europe (4 in France and 1 in Germany) comprising 270,000 tonnes of recycled containerboard capacity. These closures follow the closure, by JSG, of two recycled containerboard mills in Spain and Ireland, in 2004 and 2005 respectively, with a combined capacity of approximately 100,000 tonnes, and the sale of a mill in Italy in early 2005 with a capacity of 75,000 tonnes.

In addition to these mill closures, SKG is in the process of closing 5 high cost corrugated facilities in Europe (2 in France, 2 in the UK & 1 in Spain). SKG also announced the closure of a research facility in France.

SKG will continue to review its production capacity, the cost effectiveness of its mill base and the capital expenditure required to maintain standards within its facilities in the context of a market with historically low paper pricing in order to ensure its cost and quality leadership and to achieve acceptable economic returns.

Disposals

European Union approval of the merger of the operations of JSG and Kappa was given subject to the disposal of 8 facilities in Europe. These include:

•                  2 graphic board mills in Holland;

•                  1 Solidpack solid board mill and converting operation in Holland;

•                  2 corrugated facilities in Sweden;

•                  2 corrugated facilities in Denmark;

•                  1 partition facility in Scotland.

SKG is currently engaged in the process of selling these facilities. SKG expects to complete the disposal of these facilities in a satisfactory manner by the end of May, 2006.

Latin America

SKG’s Latin American operations reported another strong quarter and record results for 2005. These results continue to highlight the benefit of SKG’s geographically balanced exposure and the strength of its management team in the region. Containerboard and corrugated volumes increased 4% and 8% on 2004 levels. Colombia, Chile and the Dominican Republic showed strongest growth during 2005. Excluding the impact of SKG’s new corrugated facility in Chile, full year corrugated volumes increased 7% on 2004 levels.

SKG’s Colombian operations reported a strong performance in 2005. This performance reflects the strength of the Colombian economy and also SKG’s new sack operations in Ecuador and Costa Rica which form part of the Colombian system. Containerboard and corrugated volumes increased 4% and 9% on 2005 levels while sack volumes increased 28%. Market conditions for printing and writing papers were in marked contrast to the paper-based packaging grades. This market became increasingly competitive in 2005 with domestic and international competitiveness impacted by the appreciation of the peso.

Mexico is SKG’s largest market in the region. The Mexican manufacturing sector remains weak and containerboard and corrugated volumes were similar to 2004 levels in 2005. Product prices fluctuated and on average were 1% down on 2004 levels. SKG also produces folding cartons in Mexico. This business negatively impacted Mexico’s performance in 2005 due to a weakening in the beverage and tobacco business during the year.

In Venezuela, with the socio-political challenges, the economic environment continues to remain uncertain. The Containerboard mill was at full capacity during the year. Relative to 2004, Venezuela’s 2005 financial performance was impacted by the increasing openness of the economy (and consequently increasing imports) and the devaluation of the Bolivar. SKG’s facility in the Dominican Republic, which forms part of the Venezuelan operations, reported strong growth in 2005. This performance is primarily due to an improving economy and positive industry conditions.

In Argentina, while the economy remains relatively strong, the inflationary environment is contributing to rising input and paper prices which were not fully recovered in corrugated prices in 2005. Volumes continue to grow, however, and 2005 containerboard and corrugated volumes increased 17% and 9% on 2004 levels respectively. Containerboard volume increases represented a higher level of internal integration in the year.

Fourth Quarter, 2005: Cash Flows & Capital Structure

SKG is reporting free cash flow for the fourth quarter of 2005 of €31 million compared to €22 million for the same period in 2004. Although our loss before taxation was higher in the fourth quarter of 2005, the increase was partly the result of charges, such as the impairment of fixed assets, which are added back in arriving at free cash flow. In addition, our cash flow in 2005 benefited from a considerably higher working capital inflow than in 2004 and reduced other outflows.

The fourth quarter depreciation charge, at €67 million was higher than in the same period in 2004, primarily due to the presence in 2005 of the former Kappa operations, which more than compensated for the absence of the Munksjö specialty operations. The depreciation charge in respect of the former Kappa operations amounted to approximately €16 million for the month of December compared to a charge of over €5 million in respect of the Munksjö specialty operations in the fourth quarter of 2004.

Capital expenditure at €76 million in the fourth quarter of 2005 represented 113% of depreciation. The phasing of capital expenditure in 2005 was similar to 2004 with a relatively high level of expenditure in the fourth quarter compared to the prior three quarters.

Tax payments were lower in the fourth quarter than the same period of 2004 primarily because of the absence of the Munksjö specialty operations and partly as a result of the phasing of payments. Working capital decreased by €39 million in the fourth quarter with lower debtors and to a lesser extent stocks offset by lower creditors.

Cash flow from financing was modest in the fourth quarter of 2005 other than cash flow management in respect of the merger. Of the total of €238 million payable in respect of the merger, primarily to Kappa’s former shareholders, SKG paid approximately €204 million in December. The merger financing resulted in debt issuance costs of €88 million and transaction fees and expenses of €4 million.  In the fourth quarter of 2004, cash flows from financing and investment activity amounted to €3 million.

SKG’s free cash flow of €31 million for the fourth quarter was more than offset by the financing and investment outlay of €298 million resulting in an overall net cash outflow for the quarter of €267 million. This compares with a net cash inflow of €19 million in 2004. A negative currency adjustment of almost €9 million arose in the quarter primarily because of a weakening of the euro against the US dollar from US$1.2042 at the end of September 2005 to US$1.180 at the end of December 2005.

As a result of the increased net borrowing of €1,805 million from the former Kappa operations together with the deficit for the quarter and negative currency adjustments, net borrowing for SKG increased by €2,081 million in the fourth quarter of 2005. In total, net borrowing of approximately €4,507 million (€4,530 million including capital leases of over €23 million) at December 2005 compared to €2,425 million (€2,440 million including leases) at September 2005. If the new PIK notes in JSG Holdings are included together with net cash in the companies above JSG Funding, the total net borrowing at the level of JSG Packaging is €4,890 million at December 2005. This does not include the subordinated promissory note of €89 million payable to Kappa shareholders which was issued subsequent to the year end.

Summary cash flows for the three months and twelve months to December 2005 and 2004 are set out in the following table:

JSG Funding plc

	Unaudited 3 months to Dec 31, 2005	Unaudited 3 months to Dec 31, 2004	Unaudited 12 months to Dec 31, 2005	Audited 12 months to Dec 31, 2004
	€ Million	€ Million	€ Million	€ Million

(Loss) before tax - subsidiaries	(50)	(10)	(116)	(3)
Exceptional items	—	16	(44)	1
Impairment of fixed assets	19	—	19	—
Depreciation and depletion	67	61	242	263
Goodwill amortization	10	7	29	38
Non cash interest expense	27	22	70	68
Refinancing costs	—	—	53	—
Working capital change	39	11	46	42
Capital expenditure	(76)	(65)	(192)	(206)
Change in capital creditors	6	14	(5)	7
Sales of fixed assets	8	11	18	34
Tax paid	(10)	(17)	(43)	(37)
Dividends from associates	—	—	3	3
Other	(9)	(28)	(14)	(23)
Free cash flow	31	22	66	187

Investments	(205)	(1)	(207)	(6)
Sale of businesses and investments	1	3	326	3
Dividends paid to minorities	(1)	(1)	(6)	(6)
Deferred debt issue costs	(88)	(3)	(98)	(6)
Transaction fees	(4)	(1)	(4)	(3)
Transfer of cash (to)/from affiliates	(1)	—	10	13
Refinancing costs	—	—	(53)	—
Net cash (outflow)/inflow	(267)	19	34	182

Net (debt) acquired/disposed	(1,805)	—	(1,809)	—
Munksjö inter-company debt repaid	—	—	157	—
K Club inter-company debt repaid	—	—	92	—
Non-cash interest accrued	—	(12)	(12)	(45)
Currency translation adjustments	(9)	60	(73)	40

(Increase)/decrease in net borrowing (excluding leases)	€(2,081)	€67	€(1,611)	€177

Performance Review and Outlook

Gary McGann, Chief Executive Officer, commented, “This financial performance reflects difficult market conditions, particularly in Europe, and is not at a level where we want or expect it to be.  Weak demand, excess capacity growth and rising input costs characterised the European operating environment, while our Latin American operations reported another strong performance in 2005.  Overall, we continue to benefit from our geographic balance.

In our last review, we pointed to signs of potentially improving industry conditions in Europe.  Initial indicators of recovery have continued into Q1 2006. This together with, what now appears to be, increasingly rational capacity management decisions should, if sustained, deliver economic returns for the industry’s shareholders if there is clear determination on the industry’s part to achieve adequate pricing levels through the value chain. In our view, there is no choice!

We also identified a need for structural change in the European industry.  The combination of Jefferson Smurfit Group with Kappa Packaging BV to form Smurfit Kappa Group is a first step towards addressing that need.  With a well invested base and a commitment to rational capacity management, we will continue to exercise restraint in our capital programmes while improving the quality of our offering and service. An increasingly efficient asset base and an extensive geographic presence will enhance our ability to better serve current and prospective customers.”

Website access to reports

The Registrant’s annual report on Form 20-F, current reports on Form 6-K and all amendments to those reports are made available free of charge through the Registrant’s website (www.smurfitkappa.com) as soon as practicable after such material is electronically filed with or furnished to the Securities and Exchange Commission.

Contacts				Information

Gary McGann	Chief Executive Officer	Smurfit Kappa Group	+353 1 202 7000	Beech Hill, Clonskeagh
Tony Smurfit	President & COO	Smurfit Kappa Group	+353 1 202 7000	Dublin 4
Ian Curley	Finance Director	Smurfit Kappa Group	+353 1 202 7000	Ireland
Brian Bell		WHPR	+353 87 243 6130	Ph +353 1 202 7000
Mark Kenny		K Capital Source	+353 1 631 5500	smurfitkappa@kcapitalsource.com

JSG Funding plc

Summary Group Profit and Loss Accounts

	Unaudited 3 months to Dec 31, 2005	Unaudited 3 months to Dec 31, 2004	Unaudited 12 months to Dec 31, 2005	Audited 12 months to Dec 31 2004
	€000	€000	€000	€000
Turnover
Continuing operations	1,044,112	1,068,829	4,212,514	4,278,439
Acquisitions	199,611	—	199,611	—
Discontinued operations	—	123,747	25,204	526,643
	1,243,723	1,192,576	4,437,329	4,805,082
Cost of sales	907,054	861,489	3,224,703	3,473,299
Impairment of fixed assets	18,781	—	18,781	—
Gross profit	317,888	331,087	1,193,845	1,331,783
Net operating expenses	268,115	235,513	977,276	1,010,564
Reorganization and restructuring costs	11,973	30,750	25,540	39,430
Operating profit subsidiaries
Continuing operations	45,562	54,144	200,547	226,029
Acquisitions	(7,762)	—	(7,762)	—
Discontinued operations	—	10,680	(1,756)	55,760
	37,800	64,824	191,029	281,789
Share of associates’ operating profit	2,389	3,571	7,287	12,611
Total operating profit	40,189	68,395	198,316	294,400

Profit on sale of assets and operations	6,090	7,101	52,587	22,173

Interest income	4,449	3,211	10,730	8,335
Interest expense	(70,986)	(75,088)	(252,438)	(293,641)
Loss from early extinguishment of debt	(24,224)	(5,697)	(104,658)	(5,697)
Share of associates’ net interest	(506)	(331)	(1,336)	(1,301)
	(91,267)	(77,905)	(347,702)	(292,304)

Other financial expense	(3,514)	(4,008)	(13,259)	(15,718)

(Loss) / profit before taxation	(48,502)	(6,417)	(110,058)	8,551
Taxation
Group	(4,023)	(2,697)	22,695	24,375
Share of associates	770	878	1,912	2,598
	(3,253)	(1,819)	24,607	26,973

(Loss) after taxation	(45,249)	(4,598)	(134,665)	(18,422)
Equity minority interests	1,509	4,952	10,892	16,067
(Net loss)	€(46,758)	€(9,550)	€(145,557)	€(34,489)

Companies (Amendment) Act, 1986

The financial statements included in this report do not comprise ‘full group accounts’ within the meaning of Regulation 40(1) of the European Communities (Companies: Group Accounts) Regulations, 1992 of Ireland insofar as such group accounts would have to comply with the disclosure and other requirements of those Regulations. Full group accounts for the year ended December 31, 2004 have received an unqualified audit report and have been filed with the Irish Registrar of Companies.

JSG Funding plc

Segmental Analyses

Sales - third party

	Unaudited 3 months to Dec 31, 2005	Unaudited 3 months to Dec 31, 2004	Unaudited 12 months to Dec 31, 2005	Audited 12 months to Dec 31, 2004
	€000	€000	€000	€000

Packaging	885,636	771,931	3,117,403	3,093,484
Specialties	151,699	237,868	530,629	1,009,038
Europe	1,037,335	1,009,799	3,648,032	4,102,522

Latin America	206,388	182,777	789,297	702,560
	€1,243,723	€1,192,576	€4,437,329	€4,805,082

(Loss) / profit before taxation

	3 months to Dec 31, 2005	3 months to Dec 31, 2004	12 months to Dec 31, 2005	12 months to Dec 31, 2004
	€000	€000	€000	€000

Packaging	24,998	51,523	109,475	152,000
Specialties	5,432	21,945	32,447	98,256
Associates	1,877	3,007	6,420	10,064
Europe	32,307	76,475	148,342	260,320

Packaging	28,559	28,809	113,996	118,443
Associates	512	564	867	2,546
Latin America	29,071	29,373	114,863	120,989

Centre costs	(2,450)	(3,537)	(23,405)	(25,272)

Profit before goodwill amortization, interest and exceptional items	58,928	102,311	239,800	356,037
Goodwill amortization	(10,280)	(7,174)	(29,203)	(37,925)
Group net interest	(66,537)	(71,877)	(241,708)	(285,306)
Loss from early extinguishment of debt	(24,224)	(5,697)	(104,658)	(5,697)
Share of associates’ net interest	(506)	(331)	(1,336)	(1,301)

(Loss) / profit before exceptional items	(42,619)	17,232	(137,105)	25,808

Reorganization and restructuring costs	(11,973)	(30,750)	(25,540)	(39,430)
Profit on the sale of assets and businesses	6,090	7,101	52,587	22,173
(Loss) / profit before taxation	€(48,502)	€(6,417)	€(110,058)	€8,551

JSG Funding plc

Summary Group Balance Sheets

	Unaudited Dec 31, 2005	Audited Dec 31, 2004
	€000	€000
Assets Employed
Fixed Assets
Intangible assets	2,238,738	1,455,130
Tangible assets	3,491,687	2,334,858
Financial assets	87,746	81,895
	5,818,171	3,871,883

Current Assets
Stocks	660,515	452,166
Debtors	1,321,943	925,048
Kappa Graphic Board assets held for sale and inter-company balances	65,226	—
Amounts due by affiliates	107	395
Amounts due by affiliates after more than one year	262,936	270,552
Restricted cash	755,575	—
Cash at bank and in hand	247,821	248,033
	3,314,123	1,896,194
Creditors (amounts falling due within one year)	2,398,367	1,169,672
Net current assets	915,756	726,522
Total assets less current liabilities	€6,733,927	€4,598,405

Financed by
Creditors (amounts falling due after more than one year)	4,548,863	2,967,212
Government grants	14,460	14,260
Provisions for liabilities and charges	289,633	221,403
Pension liabilities (net of deferred tax)	655,368	411,237
	5,508,324	3,614,112

Capital and Reserves
Called up share capital	40	40
Other reserves	1,334,052	946,002
Profit and loss account	(239,873)	(76,941)
Group shareholders’ funds (equity interests)	1,094,219	869,101

Minority interests (equity interests)	131,384	115,192
	1,225,603	984,293
	€6,733,927	€4,598,405

JSG Funding plc

Statement of Total Recognized Gains and Losses

	Unaudited 12 months to Dec 31, 2005	Audited 12 months to Dec 31, 2004
	€000	€000
(Loss) for the year
- Group	(147,726)	(38,433)
- Associates	2,169	3,944
	(145,557)	(34,489)

Translation adjustments on foreign currency net investments
- Group	(763)	15,222

Actuarial (loss) recognized in retirement benefits schemes	(17,281)	(6,988)
Minority share of actuarial (loss)	(94)	—
	(17,375)	(6,988)

Total recognized gains and losses relating to the year
- Group	(165,864)	(30,199)
- Associates	2,169	3,944
	€(163,695)	€(26,255)

Reconciliation of Movements in Shareholders’ Funds

	Unaudited 12 months to Dec 31, 2005	Audited 12 Months to Dec 31, 2004
	€000	€000

At beginning of year	869,101	895,356
Capital contribution	388,813	—
(Loss) for the year	(145,557)	(34,489)
Actuarial (loss) recognized in retirement benefit schemes	(17,281)	(6,988)
Minority share of actuarial (loss)	(94)	—
Translation adjustments on foreign currency net investments	(763)	15,222
At end of year	€1,094,219	€869,101

JSG Funding plc

Reconciliation of net losses to EBITDA, before exceptional items

	Unaudited 3 months to Dec 31, 2005	Unaudited 3 months to Dec 31, 2004	Unaudited 12 months to Dec 31, 2005	Audited 12 months to Dec 31, 2004
	€000	€000	€000	€000

Net losses	(46,758)	(9,550)	(145,557)	(34,489)
Equity minority interests	1,509	4,952	10,892	16,067
Taxation	(3,253)	(1,819)	24,607	26,973
Share of associates’ operating profit	(2,389)	(3,571)	(7,287)	(12,611)
Profit on sale of assets and operations	(6,090)	(7,101)	(52,587)	(22,173)
Reorganization and restructuring costs	11,973	30,750	25,540	39,430
Total net interest	91,267	77,905	347,702	292,304
Impairment of fixed assets	18,781	—	18,781	—
Depreciation, depletion and amortization	77,834	68,141	271,291	300,540
EBITDA before exceptional items	€142,874	€159,707	€493,382	€606,041

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JSG FUNDING PLC

Date: March 2, 2005	By:	/s/ IAN J. CURLEY
Ian J. Curley Director and Chief Financial Officer